FORM 6-K/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: February 4, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXPLANATORY NOTE

This Form 6-K originally filed on February 3, 2009 is hereby amended to correct an error in the previous filing regarding the name of the registrant in the section “Incorporation By Reference” below.  No other changes have been made.

INCORPORATION BY REFERENCE

Exhibits 99.1 through 99.14 to this Form 6-K are hereby incorporated by reference as exhibits into the registration statement on Form F-10 of Banro Corporation (File No. 333-153305).

EXHIBIT INDEX

Exhibit Number 99.1	Description Material Change Report dated February 3, 2009
99.2	Consent of AMEC dated February 3, 2009
99.3	Consent of J. Haile dated February 3, 2009
99.4	Consent of Knight Piesold dated February 3, 2009
99.5	Consent of Mintek dated February 3, 2009
99.6	Consent of C. Molloy dated February 3, 2009
99.7	Consent of Pittuck dated February 3, 2009
99.8	Consent of SENET dated February 3, 2009
99.9	Consent of Senior dated February 3, 2009
99.10	Consent of SGS South Africa dated February 3, 2009
99.11	Consent of SRK Consulting (South Africa) (PTY.) LTD. dated February 3, 2009
99.12	Consent of SRK Consulting (UK) LTD. dated February 3, 2009
99.13	Consent of Sturgeon dated February 3, 2009
99.14	Consent of Waldeck dated February 3, 2009

EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario

M5X 1E3

2.	Date of Material Change

January 26, 2009.

3.	News Release

The news release (the “News Release”) attached hereto as Schedule “A” was issued through CNW Group on January 26, 2009.

4.	Summary of Material Change

The material change is described in the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1	Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Michael J. Prinsloo (President and Chief Executive Officer) - 011 27 11 958-2885.

9.	Date of Report

February 3, 2009.

Schedule A"

Banro Corporation

PRESS RELEASE

BANRO’S FEASIBILITY STUDY OF ITS TWANGIZA GOLD PROJECT
INDICATES GOLD PRODUCTION OF 320,000 OUNCES PER YEAR AT AN
AVERAGE TOTAL OPERATING CASH COST OF US$274 PER OZ OVER
FIRST THREE YEARS OF PRODUCTION

TORONTO, January 26, 2009 - Banro Corporation (“Banro” or the “Company”) (TSX - “BAA”; NYSE Alternext US - “BAA”;) is pleased to announce results of the Feasibility Study (“FS”)of its wholly-owned Twangiza project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

This follows the Pre-Feasibility Study (“PFS”) of the Twangiza Project, the results of which were announced in a press release issued on July 7, 2008.

Highlights include:

•	Average annual production of 319,962 ounces of gold per annum for the first 3 years of operation at average total operating cash costs of US$274 per ounce;
•	Average annual production of 261,965 ounces of gold per annum for the first 5 years of operation at average total operating cash costs of US$358 per ounce;
•	Total gold production of 2,615,807 ounces over 15 years life of mine, based on current resources, at average total operating cash costs of US$429 per ounce;
•	Extensions of the current zone and neighbouring gold targets at Twangiza have the potential to add significant oxide resources to the project;
•	Twangiza Project capital expenditure of US$409.6 million (which includes a contingency of US$38.9 million);
•

A separate stand alone 30MW Hydro Electric scheme (the Ulindi II site) to supply power to the Twangiza Project will cost US$133.8 million (including a contingency of US$20.1 million) to be funded in whole or in part by third party financing;

•	Total Project capital expenditure of US$409.6 million, increasing to US$476.5 million assuming that Banro funds 50% (US$66.9 million) of the Hydro Electric plant;
•	Project post tax net present value (“NPV”) of US$342 million based on a gold price of US$850 per ounce and a discount rate of 5%;
•	Total Project capital expenditure payback of 2.53 years from start of production, yielding an IRR of 20.5%. (These figures assume that Banro funds US$66.9 million or 50% of the Hydro Electric plant);

•	Total Project net cash flows after tax and after capital spending of US$593 million.

Banro President and CEO Mike Prinsloo said: “We are very pleased with the robustness of the Twangiza Project as demonstrated by this Feasibility Study. On the back of this outcome and the further upside which the neighbouring deposits on the Twangiza property offer to increase the oxide and transitional resources, we will now actively seek a strategic partner to assist us in adding ounces and to further strengthen the Twangiza Project economics through to development of this open pit project.”

The Feasibility Study has been prepared with input from a number of independent consultants including SRK Consulting (United Kingdom) - (Mineral Resource), SRK Consulting (South Africa) - (Mining, Mineral Reserves, Environmental and Social), SGS Lakefield (South Africa) - (Metallurgical testwork), Mintek (South Africa) – (Metallurgical test work), Knight Piésold (Canada) - (Hydro Power), AMEC Earth & Environmental (United Kingdom) - (Tailings and Water facilities) and SENET (South Africa) - (Processing Plant and Infrastructure). SENET also undertook the economic valuation and report compilation for the study.

Comparison with the July 7, 2008 Pre-Feasibility Study

The above mentioned independent consultants were also responsible for preparing the Pre-Feasibility Study, the results of which were published on July 7, 2008.

In order to provide a comparative base to the Pre-Feasibility Study of July 7, 2008, the key financial drivers and assumptions have been largely maintained. (See comparative table, Table VI of this release).

Twangiza Project Overview

The Twangiza Project is located in the South Kivu Province of the DRC, 41 kilometers to the south-southwest of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits totaling 1,164 square kilometers which are wholly-owned by Banro through a DRC subsidiary, Twangiza Mining SARL. The current exploration commenced in October 2005 and up to November 2008, more than 330 diamond drill holes have been completed. Gold mineralization is hosted in sediments (mudstones and siltstones) which have been intruded by a series of feldspar porphyry sills along the hinge of a major anticlinal structure.

Mr. Prinsloo said: “With the completion of the resource upgrade, the infill drilling program and the core technical and consulting work for this Feasibility Study, we will now turn our attention to adding more resource ounces to Twangiza. Further exploration work is planned on a number of flanking structures, identified by SRK, that remain open along strike. We expect to prove up additional ounces, especially in the oxide and transitional categories, on the four neighbouring targets on the Twangiza Project which are within trucking distance of the proposed Twangiza plant site, namely Luhwindja (adjacent to Twangiza North), Kaziba, Mufwa and Tshondo. These deposits are expected to strengthen the robustness of the Twangiza project and boost the ounce profile over and above the numbers we released today.”

Mineral Resources

SRK Consulting (UK) Ltd. (“SRK (UK)”) prepared updated independent estimates of the Mineral Resources at Twangiza which were announced by Banro in a press release dated January 14, 2009 and are also set out in Table I below. A copy of the press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Mineral Resource estimates are reported according to the definitions and guidelines given in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves. These estimates have an effective date of January 9, 2009 and are based on sampling and assay data available as at November 19, 2008. SRK (UK) has used a cut-off grade of 0.5 g/t gold. The Mineral Resources are considered to have reasonable prospects for economic extraction by open pit mining and have been restricted to an optimum pit shell which uses a US$1,000/oz gold price assumption.

Martin Pittuck, who is an employee of SRK (UK), is the “Qualified Person” (as such term is defined in National Instrument 43-101) for the purpose of the Mineral Resource estimates.

Table I below presents the Mineral Resource estimates by confidence category.

Table I - Summary of SRK (UK)’s Twangiza Mineral Resources Statement (January 9, 2009)

Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Measured	17.2	2.40	1.32
Indicated	90.3	1.50	4.28
Measured & Indicated	107.5	1.60	5.60
Inferred	8.2	1.70	0.40

(Above 0.5 g/t Au cut-off)

The infill drilling program that was completed since the previous estimates of June 23, 2008, targeted Inferred Resources within the Pre-Feasibility limiting pit shell and confirmed the geometry of the mineralized bodies. This infill drilling and the inclusion of the 20 holes, which were drilled by CME Consulting Ltd. in 1997-1998 (excluded from the previous estimates), has also increased confidence in the estimates at depth. SRK (UK)’s updated model for this Feasibility Study is slightly wider than the Pre-Feasibility

Study model, incorporating additional low grade material and therefore producing a slightly lower grade than the previous model. Changes in estimation parameters have influenced the estimation of block grades to a small extent with more samples being used in the current estimation.

SRK (UK) has reported the Mineral Resources using a block cut-off grade of 0.5 g/t gold to reflect the technical and economic parameters used in the Feasibility Study and is consistent with the Pre-Feasibility Study.

The increased resource at Twangiza Main is mostly in the Indicated fresh rock material. Reconciliation work between the Pre-Feasibility model and the current estimates shows that the significant increase in the resources is due to the infill drilling program intercepting certain additional high grade intersections at depth, which has resulted in material being transferred from the Inferred and unclassified categories into the Indicated Mineral Resource category.

SRK (UK) has applied high grade capping of certain values during the estimation process as consistent with the Pre-Feasibility model (in the oxide, transitional and fresh domains and capped to 20 g/t gold, 25 g/t gold and 10 g/t gold respectively). SRK (UK)’s Mineral Resource estimates have been limited to a pit shell based on an upside potential of US$1,000/oz gold price. The pit shell represents a 10% increase in the price used for the Pre-Feasibility Study pit shell.

Given the importance associated with the lithological model, SRK (UK) has updated and in some places reinterpreted the lithological model for the deposit. SRK (UK) recommends further work be completed on the interpretation at the north east of the main deposit to further define the presence of a syncline structure, which is open at depth. A number of flanking structures remain open along strike and these may add incremental oxide and transitional Mineral Resources if further drilling supports their extensions.

Mine Planning

SRK Consulting (South Africa) (Pty) Ltd, (“SRK (SA)”) undertook the mine planning process, based on the Measured and Indicated Mineral Resources delineated to date at Twangiza. Pit optimizations were undertaken on the two principal deposits at Twangiza, namely Twangiza Main and Twangiza North, using the following estimates and factors:

Gold price	US$750/oz (downside) US$850/oz (base case) US$950/oz (upside)
Diesel fuel price	US$ 1.20/litre
Mining dilution	5% at zero grade
Mining recovery	95%
Pit slopes	Minus 28 to 55 degrees
Metallurgical recovery	Oxide ore: Twangiza Main	90.2%

Oxide ore: Twangiza North	91.2%
Transitional porphyry: Twangiza Main	79.5%
Transitional porphyry: Twangiza North	93.2%
Fresh porphyry: Twangiza Main	74.8%
Fresh porphyry: Twangiza North	81.4%
Transitional sedimentary	36.4%
Fresh sedimentary	51.7%

The following Mineral Reserves were estimated by SRK (SA) to be contained in a practical pit design:

Table II – Summary of Twangiza Mineral Reserve Estimates (effective date: January 12, 2009)

Reserve Category	Deposit	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Proven	Twangiza Main and North	14.46	2.45	1.14
Probable	Twangiza Main and North	46.42	1.69	2.53
Total Proven and Probable Reserves	Twangiza Project	60.88	1.87	3.67

SRK (SA)’s independent estimates of the Twangiza Mineral Reserves are based on the Mineral Resource estimates set out above in Table I of this release. The Mineral Reserves were estimated by Wally Waldeck and Mark Sturgeon, both of whom are employees of SRK (SA) and “Qualified Persons” (as such term is defined in National Instrument 43-101). The Mineral Reserve Statement uses the definitions and guidelines given in CIM Definition Standards on Mineral Resources and Mineral Reserves and is reported in accordance with National Instrument 43-101 requirements.

The two deposits at Twangiza are planned to be mined simultaneously to provide throughput of 5 million tonnes of oxide ore to the processing plant in the initial years. The transitional and fresh ore types are planned to be stock piled during this period and processed once the oxide ore production begins decreasing.

The Twangiza Project has a favourable stripping ratio of 2.34, which is an important contributing factor to Twangiza’s low operating costs.

The estimated total open pit mine operating cost of US$5.31 per tonne of ore is equivalent to US$1.59 per tonne of rock mined, based on an owner operated mining option.

This Feasibility Study of Twangiza does not include Inferred Mineral Resources in the open pit outlines.

“The highest gold production from the open pits and the lowest cost production occur in the early years, because of the higher throughput of the oxide ore and the low strip ratio. Hence our objective is to add additional oxide and porphyry transitional ounces to maximize and uplift the production profile over the first 7 years of production life, to a production profile in excess of 300,000 ounces, with as much oxide as possible from the neighboring deposits.” said Mr. Prinsloo.

This study has been done with specific focus on the non-refractory portion of the ore body by SRK at Banro’s request. SRK has however included some of the transitional and fresh sedimentary ore types in the measured and indicated categories. Owing to their refractory nature, these reflect lower processing plant recoveries (36% for the transitional sedimentary and 52% for the fresh sedimentary).

Processing

Metallurgical test work, including recovery and comminution studies on composite drill core samples, has been undertaken on the oxide, transitional (non-refractory) and fresh rock (non-refractory sulfide) ore categories by SGS Lakefield. The results indicate that the oxide sediments and porphyry, transitional and fresh rock feldspar porphyry host rock are all non-refractory, while some of the transitional and fresh rock sedimentary ores are of a refractory nature or contain some refractory material.

This Feasibility Study treats all of this sedimentary rock as refractory, as not enough drilling and delineation has been done to date, to define the non-refractory percentage portion of the ore. Additional drill holes for further metallurgical testwork and definition of the sedimentary rock, to clearly define the refractory portion thereof, will be completed going forward. For this Feasibility Study, the conservative position has been taken of categorizing all the transitional sedimentary and fresh sedimentary as refractory at recovery percentages of 36% and 52% respectively. This approach should give further upside to Twangiza in the latter years of production.

Optimization and variability metallurgical results to date indicate the following metallurgical overall recoveries for the various ore types (with reserve tonnages and yields shown):

•	Twangiza Oxide Main: 90.2% (13.8 Mt at 2.14 g/t gold)
•	Twangiza Oxide North: 91.2% (3.8 Mt at 2.12 g/t gold)
•	Twangiza Transitional Main (non-refractory): 79.5% (4.8 Mt at 1.86 g/t gold)
•	Twangiza Transitional North (non-refractory): 93.2% (2.2 Mt at 2.06 g/t gold)
•	Twangiza Fresh Main (non-refractory): 74.8% (18.4 Mt at 1.32 g/t gold)
•	Twangiza Fresh North (non-refractory): 81.4% (1.4 Mt at 2.19 g/t gold)

Based on the comminution testwork, leach optimization and variability testwork performed, SENET designed a comminution circuit consisting of single stage crushing followed by a SAG and ball mill operating in closed circuit with hydrocyclones. A conventional Gravity-CIL (carbon-in-leach) processing facility was allowed for with an annual throughput of 5.0 million tonnes of oxides or 3.75 million tonnes of transitional and fresh ore, or combinations thereof. The gravity circuit will recover 20-25% of the feed to the plant as free gold. This Feasibility Study is based on an optimized single stream CIL plant as compared to the Pre-Feasibility Study which was based on a 3 stream CIL plant. Metallurgical testwork has begun on alternative processing routes, such as Leachox, to pursue the extraction of gold from the refractory ores in the transitional and fresh sedimentary ore types as described above.

Scouting bottle-roll test work was performed at excess conditions on the transitional and fresh refractory sedimentary Main and North ores. The following overall recoveries were obtained and used for design purposes, for all the deeper tonnage in both pits.

•	Twangiza Transitional Main (refractory): 36.4% (3.2 Mt at 3.13 g/t gold)
•	Twangiza Transitional North (refractory): 36.5% (0.4 Mt at 2.91 g/t gold)
•	Twangiza Fresh Main (refractory): 51.7% (12.6 Mt at 1.87 g/t gold)
•	Twangiza Fresh North (refractory): 51.8% (0.3 Mt at 1.85 g/t gold)

Site Selection and Related Infrastructure

Due to the non-availability of an appropriate drill rig towards the end of 2008, some geohydrological and surface geotechnical drill holes have not been drilled and therefore a conclusive geotechnical investigation and geohydrological investigation to a “Bankable Feasibility Study” level could not be completed within the planned timeframe. These holes will however be drilled and the associated laboratory and interpretive analysis will be conducted as soon as practically possible, to ensure confirmation of the assumptions used for this Feasibility Study. By strict definition this Feasibility Study is therefore not complete and as such may not be considered at the time of this press release to be at a “Bankable Feasibility level”. The pre-feasibility work and conclusions in both of these areas, have however been further strengthened with additional assumptions and work, over the past seven months.

The mineral resources, selected process route and other areas are however conclusive to the “Bankable Feasibility level”. Subject to any implications (positive or negative) of the respective geotechnical and geohydrological investigations, the financial analysis is also conclusive.

All sites have at this stage been selected to optimum technical and economical considerations. The final site selection could however be influenced by the outcomes of the geotechnical and geohydrological investigations. However, with all the work completed at Twangiza to date, it is not expected to change significantly. The tailings dam site selection is still under review in an endeavour to further reduce project capital costs.

Power

Knight Piesold Ltd. of Vancouver, Canada, has undertaken studies to investigate the potential for a stand-alone hydroelectric power generation for the Twangiza Project. These investigations/studies have indicated that the development of a hydroelectric facility to supply power to the Twangiza Project is both feasible and viable. The study is based on a 30 MW, run-of-river hydroelectric scheme on the Ulindi River (Ulindi II site, 35 km from Twangiza site), utilizing a 600 meter natural drop in the river over a distance of approximately 8 kilometers.

Although capital costs are higher (for the hydroelectric alternative compared to diesel generation), operating costs are significantly lower, (especially processing power costs) resulting in cost savings over the life of the project, which gives Twangiza a competitive advantage.

In addition, the hydroelectric facility, besides having a residual value on mine closure also has the potential to obtain carbon credits which can claw back on the capital investment for the power project. This carbon credit benefit has not been reflected in the financials as it has not been concluded at this stage. Although it is anticipated that a hydroelectric facility could satisfy the majority of the project’s power requirements, back up diesel power generating facilities of 6MW would be required for essential processing plant equipment and for emergencies. The cost of these diesel facilities has been included in the project’s capital cost.

The capital to fund the hydroelectric power facility is planned to be raised as a separate exercise to the Project capital and will be housed in a Banro subsidiary that will supply power to the Twangiza mine over its life. The hydroelectric project is planned to be developed separately but in parallel to the Twangiza mine development.

“Going the hydroelectric route not only complements Banro’s environmental friendly policies, but also presents an opportunity to reduce costs over the life of the Twangiza Project. The access to its own stand-alone hydro power plant, supplying a cheaper form of power, is a distinct competitive advantage for the Twangiza Project. We will seek third party funding for all or part of the hydroelectric power plant, which will be repaid on a kWh rate over the first 10 years of the project. The hydro cost of US$0.084/kWh compares very favorably to the US$0.54/kWh of diesel generated power,” said Mr. Prinsloo.

Water

AMEC (UK) undertook the water supply dam design, which suggests that a robust process water supply can be achieved through the joint operation of a fresh water dam facility, designed to intercept surface runoff (rainfall) for gravity discharge to the process plant, together with supernatant water reclaimed from the tailings management facility pond.

Tailings Management

AMEC (UK) undertook studies to confirm civil arrangements for a robust tailings management facility (“TMF”). A preferred surface site aligned within a natural river valley close to the plant site, has been selected to safely retain up to 66 Mt of slurried tailings. Appropriate river diversion arrangements have been appraised to safely route the upstream catchment water and storm water events around the TMF. In due consideration of the region’s high seismicity, the main embankment has been designed as a downstream gravity dam, with internal drainage arrangements and an upstream low permeability zone. The utilization of approved construction material won from the open pit works has consequently been assumed. Upon completion of the geotechnical, geochemical and hydrogeological investigations, with their associated laboratory analysis, the TMF study will be further optimized, with respect to its arrangement and costs, by addressing potential co-disposal of dried tailings with stripped waste, operated in parallel with a reduced slurry TMF scheme.

Accessibility and Transport/Logistics

SENET and FH Bertling Logistics have undertaken surveys with detailed analysis of access routes to the Twangiza project for plant and equipment as well as ongoing production materials and consumables. As part of the Feasibility Study the following routes were investigated:

1.	Mombasa (Kenya)-Nairobi-Kampala (Uganda) – Kigali (Rwanda) – Bukavu (DRC) and then en-route to Site via the N2 road in South Kivu Province – by road.
2.	Dar es Salaam (Tanzania) to Kigomo by road or rail – travel north through Tanzania crossover into the Burundi border and again into Rwanda en-route to Bukavu – N2 through to Site – by road.
3.

Road from Johannesburg (RSA) on the Great North road through Zambia to Mpulungu (southern most point of Lake Tanganyika) – barge to Bujumbura (Burundi - northern point of Lake Tanganyika) and truck over the Rwandan border – Bukavu (DRC) N2 through to Site – by road.

The upgraded section of the N2 road from Bukavu to Kasongo has passed the Twangiza turnoff and the Ulindi 2 hydro site turnoff, and is being extended toward Kamituga, Lugushwa and Namoya, three of Banro’s other projects.

The study findings propose option 1 as the preferred choice of access to the Twangiza project, with options 2 & 3 as alternatives and back-up.Option 1 remains the most viable based on the optimization of a number of considerations, including port facility capacities, long-term political stability of transit countries as well as the suitability of existing roads and infrastructure.

Refining

There is no gold refining capability in East Africa and thus doré produced at Twangiza is to be refined off-shore, either in South Africa, Europe or Dubai. Initial discussions have been held with refineries and although no agreements have been entered into, it is anticipated that the doré will be treated at the Rand Refinery in South Africa. It is estimated that collection and transport from the mine, insurance and refining of the doré will be charged at $US5.00 per ounce.

Environmental and Social Aspects

SRK (SA) is implementing baseline environmental surveys at Twangiza. The present phase of the environmental assessment work comprises detailed characterization of the environmental baseline, quantification of impacts and development of management plans. Field surveys or seasonal measurement of relevant parameters in the fields of hydrology, soils, air quality, noise, aquatic ecology and terrestrial flora and fauna were undertaken by appropriate specialists. The air quality and noise impacts of the project have also been modeled.

Socio-economic studies included developing a social baseline and impact assessment, and health and safety study, as a basis for developing management plans. Through a process of census survey and public consultation, the refinement of social impact management plans has been completed, and the following products having been developed:

•	Social Baseline and Impact Assessment (SIA);
•	Resettlement Action Plan (RAP);
•	Stakeholder Engagement Plan (SEP);
•	Community Development Plan (CDP).

All the data and material collated in the course of all these studies, in combination with the outstanding requirements regarding water supply and project water balance, ground water modeling, geotechnical and geochemical test work, will be compiled into an Equator Principles compliant environmental, socio-economic, health and safety impact assessment (ESHIA). The impact assessment will inform an environmental and social management plan (ESMP) which will set standards for the project compliant with both DRC mining legislation and the World Bank’s Pollution Abatement and Control Handbook.

Capital Costs

The tablesbelowsummarize the estimated capital costs for the Twangiza Project and the Hydroelectric project as estimated by the independent consultants, and includes preliminary quotations from equipment providers, further substantiated by their experience on current projects in Africa.

The Feasibility Study costs currently utilize an owner-operated mining fleet, although contractor mining was investigated. This investigation into the contractor mining option reflected considerably lower financial returns than the owner-operated mining fleet. At this stage the contractor mining option, although having a lower initial capital cost, results in considerably higher operating costs, a function of the current inflated contractor rates quoted for work in Eastern DRC.

All financial analysis for the Life of Mine includes the total design, construction and commissioning, production and closure. Additionally, the assumption is made that a dedicated hydroelectric facility would be developed within a Banro subsidiary and the total costs have been highlighted separately from the Twangiza project below.

Table IIIa – Total Project Capital Costs (excluding hydroelectric power plant)

TWANGIZA PROJECT CAPEX SUMMARY	Feasibility Study	Pre-Feasibility Study
Mining	US$ 000	US$ 000
Plant & Equipment	62,924	57,789
Haul Roads	1,397	3,500
Pre-strip Costs	7,803	6,646
Other	3,994	2,944
Total Mining	76,118	70,879
Process Plant
Earthworks & Civils	31,866	49,348
Mechanical Equipment, Structural & Piping	56,556	87,699
Electrical & Instrumentation	7,560	14,790
Tailings Dam	31,030	16,848
Other	48,412	22,699
Total Process Plant	175,424	191,383
Mine Infrastructure
Standby Diesel Generators, Fuel Farm & First Fill	5,315	10,817
Buildings & Accommodation Facilities	12,684	8,382
Access Roads	25,827	17,298
Light Vehicles & Mobile Equipment	2,730	2,784
Other	7,383	9,000
Total Infrastructure	53,940	48,281
Management Costs
EPCM (Engineering, Procurement, Construction Management)	32,332	34,661
Working Capital (Stock holding, Production Build-Up Costs)	6,546	6,783

Relocation Costs (Resettlement) Owners Preproduction Costs (Banro Project / Construct Team)	13,115 5,717	11,316 8,034
Administration Tax & Insurances	7,580	10,650
Total Management Costs	65,290	71,445
Contingency	38,881	50,503
TOTAL MINE INITIAL PROJECT CAPITAL COSTS	409,654	432,490

Table IIIb – Hydroelectric Power Plant Capital Costs

CAPEX SUMMARY HYDROELECTRIC POWER	Feasibility Study US$ ‘000	Pre-Feasibility Study US$ ‘000
Power Plant	100,585	81,738
EPCM	8,047	6,539
Contingency	20,117	16,348
HEP Admin Tax	5,029	4,087
Total Hydroelectric Power Costs	133,778	108,711
Banro’s 50% contribution	66,889	N/A

Table IIIc - Total Project Capital Costs (Including 50% of Hydroelectric Power Plant)

CAPEX GRAND TOTAL PROJECT COSTS	Feasibility Study US$ ‘000	Pre-Feasibility Study US$ ‘000
Total Mine Initial Project Capital Costs	409,654	432,490
Total Hydro Power Costs	66,889	108,711
TOTAL PROJECT INITIAL COSTS	476,543	541,202
Ongoing/ Sustaining Capital (Tailings Dam Raises, Mine Equipment & Mine Closure Costs)*	0	39,380
GRAND TOTAL PROJECT COST	476,543	580,582

*The Ongoing/Sustaining Cost of US$67.583 million for this Feasibility Study has not been capitalized, as it was in the Pre-Feasibility Study. The financial analysis in the Feasibility Study includes this as an operating cost, which is reflected in the total operating cash costs.

Operating Cash Costs

The following operating cash costs were estimated and incorporated into the financial analysis:

Table IV - Total Operating Cash Costs for Initial 7 years

	Feasibility Study		Pre-Feasibility Study
OPEX : First 7 Years	US$/t	US$/oz	US$/t	US$/0z
Mining	6.48	136.08	5.39	109.67
Processing	11.56	243.12	8.72	191.31
G & A	1.07	22.14	2.09	44.89
Refining	0.26	5.00	0.26	5.00
Total	19.37	406.34	16.46	350.87

Table V - Life of Mine Total Operating Costs

	Feasibility Study		Pre-Feasibility Study
OPEX : LoM : HEP	US$/t	US$/oz	US$/t	US$/0z
Mining	5.31	121.90	4.32	91.76
Processing	11.92	273.65	9.48	201.29
G & A	1.26	28.93	2.19	46.60
Refining	0.22	5.00	0.24	5.00
Total	18.71	429.47	16.23	344.65

In preparing this Feasibility Study there have been a number of assumptions and material factors that have been employed. Some of these are shown in Tables VI andVII below.

Table VI – Financial Assumptions

	Unit	Banro Assumptions January 2009 Feasibility Study	Banro Assumptions July 2008 Pre-Feasibility Study
Revenue
Gold Price	(US$/oz)	850	850
Discount Rate	(%)	5	5
Fuel Prices
Diesel	US$/liter	1.2	1.6
Power Costs
HEP Costs (Before Payback)	US$/kWh	0.084	0.025
HEP Costs (After Payback)	US$/kWh	0.028	0.025
Fiscal
Tax Free Holiday	Years	10	10
Tax Rate Year 0 -10	(%)	0	0
Tax Rate > 10 years	(%)	30	30
Royalty (Government)	(%)	0	0
Administration Tax	(%)	5	5
Depreciation	(%)	0	0
Depreciation Period	Years	10	10
Conversions Factors
Kilograms to Ounces	(kg/troy oz)	32.1505	32.1505
Diesel Fuel Density	(t/ m3)	0.85	0.85
Hydro Density	(t/ m3)	0.97	0.97
Exchange Rate	Rand: US$	9	8

Refining Charges, Dore Transport and Insurance	US$/oz	5	5

Percent Capital Expenditure (Year 1)%		30	30
Process Plant Residual Value	%	5	5
Power Plant Residual Value	%	30	30
Mining Equipment Residual Value	%	5	5
Vehicles	%	10	10

Table VII below shows the percentage variances of the key components causing the differences between the Pre-Feasibility Study and this Feasibility Study.

Table VII – Material Factors

Approximate % Price Increase / Decrease since Pre-Feasibility Study of July 2008 À Current Feasibility Study of January 2009
1. Diesel Costs – Price Per Litre	-25%
2. Transport (Logistics) – Total Capital Costs	-7.2%
- 20 Foot Container Price for Freight	+1.4%
- 40 Foot Container Price for Freight	-2.2%
3. Civils and Infrastructure
- Earthworks (Decreased Process Plant footprint) : Total Costs	-43.9%
- Civils (Decreased Process Plant footprint) : Total Costs	-21.1%
- Access Roads (including Earthworks, Layers, Drainage & Bridges etc.)	+49.3%
4. Steel Costs (Total)	-63.3%
- Structural Steelwork Costs Per Tonne	-40.6%
5. Reagents
- Lime Costs – Costs Per Delivered Tonne	+23.8%
- Cyanide – Costs Per Delivered Tonne	+31.2%
6. Power ( 30mW Unchanged Output From PFS)	+23.1%
7. Tailings Dam (Initial and Ongoing Capital)	+90.7%
8. Resettlement Costs	+15.9%

Project Economics and Financial Analysis

As part of this Feasibility Study, the following three separate options were investigated to determine the most viable financial return:

•	Treating all of the ore as and when it gets mined;
•	Delaying and stockpiling the refractory portion of the ore for treatment in later years;
•	Treating only the oxides and fresh porphyry ore.

This Feasibility Study concludes that the most attractive option is to treat all of the ore as and when it gets mined, and the financial analysis reflects these findings accordingly.

SENET has produced a cash flow valuation model for the Twangiza Project based on the geological and engineering work completed to date and incorporating the hydroelectric power source. The base case was developed using a long-term gold price of US$850 per ounce. The financial model also reflects the favourable fiscal aspects of the Mining Convention governing the Twangiza Project, which includes 100% equity interest and a 10 year tax holiday from the start of production. An administrative tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital and operating costs. The Hydroelectric Project costs have been run through the financial model at 50% of the overall capital costs, assuming a 50% third party investment, being repaid at a kWh rate over the first 10 years of the project life. Further savings could be achieved through the potential of recouping some of the capital investment through carbon credits, the benefits of which have not been included in these financials.

Calculated sensitivities show the upside leverage to gold prices and the robust nature of the projected economics to operating assumptions.

Sensitivities

Table VIII - Gold Price (Base Case: US$850/oz)

Gold Price US$/oz	IRR	NPV US$ million at different discount rates
	%	0%	5%	10%
750	12.7%	328	154	44
850	20.5%	593	342	185
950	27.4%	858	530	325

Table IX - Capex (Base Case: US$476.543 Million)

CAPEX Change %	IRR	NPV US$ million at different discount rates
	%	0%	5%	10%
-10%	24.4%	641	388	229
+10%	17.3%	545	296	140

Table X – Operating Cash Costs (Base Case: US$429/oz)

OPEX Change %	IRR	NPV US$ million at different discount rates
	%	0%	5%	10%
-10%	23.0%	707	419	239
+10%	17.8%	479	265	130

Table XI - Fuel Price (Base Case: US$ 1.20 /litre)

Fuel Price Change %	IRR	NPV US$ million at different discount rates
	%	0%	5%	10%
-10%	20.8%	605	350	191
+10%	20.2%	581	334	178

Project Opportunities

Project estimates are based on costs received during the period of October to December 2008, before the full impact of the global economic crisis could have been translated into lower commodity input prices for mining projects. In light of this, it is believed that, going forward, further economic savings could be achieved as a result of supply and demand shifts within the mining project environment (due to cancelation and/or delay of numerous projects worldwide).

“This Feasibility Study can be reviewed and further optimized going forward as input parameters change. Banro believes that contractor rates, civil and earthwork rates, steel prices, diesel prices and transport costs will become more favourable compared to the inputs to this Study,” observed Mr. Prinsloo.

Gold prices have continued to improve and consensus estimates have risen in recent months, with potential upside to the base case view of $850/oz, taken in this Feasibility Study.

In order to achieve further reductions, the supply of diesel, lime and cement will be explored, with the objective of sourcing suppliers from within the DRC and/or in neighboring countries.

Project Risks

Apart from the risks captured within the cautionary and forward looking statements in this press release, an additional risk as described under the “Site Selection and Related Infrastructure” heading above, associated with the outcomes of the outstanding geotechnical investigation and geohydrological investigation could, either favorably or adversely, impact on the following areas of the project:

•	Civil design criteria for the process plant and related infrastructure;
•	Civil design criteria for the tailings disposal facility site selection and containment design;
•	Civil design criteria for the tunnel of the hydroelectric power facility;
•	Environmental impact.

Development Timetable

Construction of the process plant and associated infrastructure for the Twangiza Project is expected to take between 24 to 30 months. Development of the Hydro Electric or Ulindi II Project, which will be done in parallel to the mine development, has an expected timeline of approximately 28 months.

Banro intends to refresh and optimize this Feasibility Study and to initiate discussions with potential strategic partners and project finance lenders, including both multilateral agencies and commercial banks, on the above development timetable.

Details of this Feasibility Study in the form of a National Instrument 43-101 technical report will be filed on SEDAR in due course.

Additional information with respect to the Twangiza Project is contained in the technical report of SENET dated August 13, 2008 and entitled “Pre-Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com.

Qualified Person

This Feasibility Study was prepared under the supervision of Neil Senior, Joint Managing Director of SENET and a “Qualified Person,” as such term is defined in National Instrument 43-101. Mr. Senior has reviewed and approved the contents of this press release. Mr. Senior was also the qualified person throughout the preparation of the pre-feasibility study.

A list of other “Qualified Persons” working on the feasibility study includes:

•	Martin Pittuck, SRK (UK) (Mineral Resources)
•	Wally Waldeck, SRK (SA) (Mining and Mineral Reserves)
•	Mark Sturgeon, SRK (SA) (Mining and Mineral Reserves)

•	Jeremy Haile, Knight Piesold (Hydroelectric Power)
•	Ciaran Molloy, AMEC (Tailings and Water Dams)

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flow and costs, estimated Twangiza project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of possible production and the Company’s exploration and development plans and objectives with respect to its Twangiza project) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing needed in the future; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Twangiza study and mine plan; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries for Twangiza being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company’s activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Cautionary Note Concerning Resource and Reserve Estimates

The mineral resource and mineral reserve figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates included in this press release are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.

EXHIBIT 99.2

CONSENT OF AMEC

The undersigned hereby consents to the use of the name “AMEC” and references to the following reports and documents, in the registration statement on Form F-10 (File No. 333-156055) of Banro Corporation (the “Company”) filed with the United States Securities and Exchange Commission on September 11, 2008 (the “Registration Statement”) and the incorporation of such reports and documents by reference as an exhibit to the Registration Statement:

•

Reference to the Company’s Feasibility Study of its Twangiza Gold Project in the Company’s press release dated January 26, 2009 entitled “Banro’s Feasibility Study of its Twangiza Gold Project Indicates Gold Production of 320,000 Ounces Per Year at an Average Total Operating Cash Cost of US$274 Per Oz Over First Three Years of Production”.

Date: February 3, 2009
AMEC /s/ PC Molloy By: Ciaran Molloy Title: Associate Director, Engineering AMEC Earth & Environmental (UK) Ltd International House Dover Place Ashford, Kent TN23 IHU

EXHIBIT 99.3

CONSENT OF J. HAILE

I hereby consent to the use of my name and references to the following reports and documents, in the registration statement on Form F-10 (File No. 333-156055) of Banro Corporation (the “Company”) filed with the United States Securities and Exchange Commission on September 11, 2008 (the “Registration Statement”) and the incorporation of such reports and documents by reference as an exhibit to the Registration Statement:

•

Reference to the Company’s Feasibility Study of its Twangiza Gold Project in the Company’s press release dated January 26, 2009 entitled “Banro’s Feasibility Study of its Twangiza Gold Project Indicates Gold Production of 320,000 Ounces Per Year at an Average Total Operating Cash Cost of US$274 Per Oz Over First Three Years of Production”.

Date:   February 3, 2009

/s/ J. Haile Name: Jeremy Haile Title: President

EXHIBIT 99.4

CONSENT OF KNIGHT PIESOLD

The undersigned hereby consents to the use of the name “Knight Piesold” and references to the following reports and documents, in the registration statement on Form F-10 (File No. 333-156055) of Banro Corporation (the “Company”) filed with the United States Securities and Exchange Commission on September 11, 2008 (the “Registration Statement”) and the incorporation of such reports and documents by reference as an exhibit to the Registration Statement:

•

Reference to the Company’s Feasibility Study of its Twangiza Gold Project in the Company’s press release dated January 26, 2009 entitled “Banro’s Feasibility Study of its Twangiza Gold Project Indicates Gold Production of 320,000 Ounces Per Year at an Average Total Operating Cash Cost of US$274 Per Oz Over First Three Years of Production”.

Date: February 3, 2009
KNIGHT PIESOLD LTD. /s/ Dermot Claffey By: Dermot Claffey, C.P. Eng. Title: Specialist Engineer

EXHIBIT 99.5

CONSENT OF MINTEK

The undersigned hereby consents to the use of the name “Mintek” and references to the following reports and documents, in the registration statement on Form F-10 (File No. 333-156055) of Banro Corporation (the “Company”) filed with the United States Securities and Exchange Commission on September 11, 2008 (the “Registration Statement”) and the incorporation of such reports and documents by reference as an exhibit to the Registration Statement:

•

Reference to the Company’s Feasibility Study of its Twangiza Gold Project in the Company’s press release dated January 26, 2009 entitled “Banro’s Feasibility Study of its Twangiza Gold Project Indicates Gold Production of 320,000 Ounces Per Year at an Average Total Operating Cash Cost of US$274 Per Oz Over First Three Years of Production”.

Date: 3February 2009
MINTEK /s/ A D McKenzie By: A D McKenzie Title: Manager: Minerals Processing

EXHIBIT 99.6

CONSENT OF C. MOLLOY

I hereby consent to the use of my name and references to the following reports and documents, in the registration statement on Form F-10 (File No. 333-156055) of Banro Corporation (the “Company”) filed with the United States Securities and Exchange Commission on September 11, 2008 (the “Registration Statement”) and the incorporation of such reports and documents by reference as an exhibit to the Registration Statement:

•

Reference to the Company’s Feasibility Study of its Twangiza Gold Project in the Company’s press release dated January 26, 2009 entitled “Banro’s Feasibility Study of its Twangiza Gold Project Indicates Gold Production of 320,000 Ounces Per Year at an Average Total Operating Cash Cost of US$274 Per Oz Over First Three Years of Production”.

Date:   February 3, 2009

/s/ PC Molloy Name: Ciaran Molloy Title: Associate Director, Engineering AMEC Earth & Environmental (UK) Ltd International House Dover Place Ashford, Kent TN23 IHU

EXHIBIT 99.7

CONSENT OF M. PITTUCK

I hereby consent to the use of my name and references to the following reports and documents, in the registration statement on Form F-10 (File No. 333-156055) of Banro Corporation (the “Company”) filed with the United States Securities and Exchange Commission on September 11, 2008 (the “Registration Statement”) and the incorporation of such reports and documents by reference as an exhibit to the Registration Statement:

•

Reference to the resource estimations in the Company’s press release dated January 14, 2009 entitled “Banro Increases Measured and Indicated Mineral Resources at Twangiza by 49.7% to 5.6 Million Ounces of Gold”; and

•

Reference to the Company’s Feasibility Study of its Twangiza Gold Project in the Company’s press release dated January 26, 2009 entitled “Banro’s Feasibility Study of its Twangiza Gold Project Indicates Gold Production of 320,000 Ounces Per Year at an Average Total Operating Cash Cost of US$274 Per Oz Over First Three Years of Production”.

Date:   February 3, 2009

/s/ M. Pittuck Name: Martin F. Pittuck Title: Principal Resource Geologist, SRK Consulting, UK Limited

EXHIBIT 99.8

CONSENT OF SENET

The undersigned hereby consents to the use of the name “SENET” and references to the following reports and documents, in the registration statement on Form F-10 (File No. 333-156055) of Banro Corporation (the “Company”) filed with the United States Securities and Exchange Commission on September 11, 2008 (the “Registration Statement”) and the incorporation of such reports and documents by reference as an exhibit to the Registration Statement:

•

Reference to the Company’s Feasibility Study of its Twangiza Gold Project in the Company’s press release dated January 26, 2009 entitled “Banro’s Feasibility Study of its Twangiza Gold Project Indicates Gold Production of 320,000 Ounces Per Year at an Average Total Operating Cash Cost of US$274 Per Oz Over First Three Years of Production”.

Date: February 3, 2009
SENET By: /s/ Neil Senior Name: Neil Senior Title: Joint Managing Director SENET

EXHIBIT 99.9

CONSENT OF N. SENIOR

I hereby consent to the use of my name and references to the following reports and documents, in the registration statement on Form F-10 (File No. 333-156055) of Banro Corporation (the “Company”) filed with the United States Securities and Exchange Commission on September 11, 2008 (the “Registration Statement”) and the incorporation of such reports and documents by reference as an exhibit to the Registration Statement:

•

Reference to the Company’s Feasibility Study of its Twangiza Gold Project in the Company’s press release dated January 26, 2009 entitled “Banro’s Feasibility Study of its Twangiza Gold Project Indicates Gold Production of 320,000 Ounces Per Year at an Average Total Operating Cash Cost of US$274 Per Oz Over First Three Years of Production”.

Date:  February 3, 2009

/s/ Neil Senior Name: Neil Senior Title: Joint Managing Director SENET

EXHIBIT 99.10

CONSENT OF SGS SOUTH AFRICA

The undersigned hereby consents to the use of the name “SGS South Africa” and references to the following reports and documents, in the registration statement on Form F-10 (File No. 333-156055) of Banro Corporation (the “Company”) filed with the United States Securities and Exchange Commission on September 11, 2008 (the “Registration Statement”) and the incorporation of such reports and documents by reference as an exhibit to the Registration Statement:

•

Reference to the Company’s Feasibility Study of its Twangiza Gold Project in the Company’s press release dated January 26, 2009 entitled “Banro’s Feasibility Study of its Twangiza Gold Project Indicates Gold Production of 320,000 Ounces Per Year at an Average Total Operating Cash Cost of US$274 Per Oz Over First Three Years of Production”.

Date:   February 3, 2009

SGS South Africa /s/ Derick S. Govender By: Derick S. Govender Title: Regional Minerals Manager for and on behalf of SGS South Africa

EXHIBIT 99.11

CONSENT OF SRK CONSULTING (SOUTH AFRICA) (PTY.) LTD.

The undersigned hereby consents to the use of the name “SRK Consulting (South Africa) (Pty.) Ltd.” and references to the following reports and documents, in the registration statement on Form F-10 (File No. 333-156055) of Banro Corporation (the “Company”) filed with the United States Securities and Exchange Commission on September 11, 2008 (the “Registration Statement”) and the incorporation of such reports and documents by reference as an exhibit to the Registration Statement:

•

Reference to the Company’s Feasibility Study of its Twangiza Gold Project in the Company’s press release dated January 26, 2009 entitled “Banro’s Feasibility Study of its Twangiza Gold Project Indicates Gold Production of 320,000 Ounces Per Year at an Average Total Operating Cash Cost of US$274 Per Oz Over First Three Years of Production”.

Date: February 3, 2009
SRK CONSULTING (SOUTH AFRICA) (PTY.) LTD. /s/ HG (“Wally”) Waldeck By: HG (“Wally”) Waldeck Title:Partner

EXHIBIT 99.12

CONSENT OF SRK CONSULTING (UK) LTD.

The undersigned hereby consents to the use of the name “SRK Consulting (UK) Ltd.” and references to the following reports and documents, in the registration statement on Form F-10 (File No. 333-156055) of Banro Corporation (the “Company”) filed with the United States Securities and Exchange Commission on September 11, 2008 (the “Registration Statement”) and the incorporation of such reports and documents by reference as an exhibit to the Registration Statement:

•

Reference to the Company’s Feasibility Study of its Twangiza Gold Project in the Company’s press release dated January 26, 2009 entitled “Banro’s Feasibility Study of its Twangiza Gold Project Indicates Gold Production of 320,000 Ounces Per Year at an Average Total Operating Cash Cost of US$274 Per Oz Over First Three Years of Production”.

Date: February 3, 2009
SRK CONSULTING (UK) LTD. /s/ M. Pittuck By: Martin Pittuck Title:Principal Resource Geologist

EXHIBIT 99.13

CONSENT OF M. STURGEON

I hereby consent to the use of my name and references to the following reports and documents, in the registration statement on Form F-10 (File No. 333-156055) of Banro Corporation (the “Company”) filed with the United States Securities and Exchange Commission on September 11, 2008 (the “Registration Statement”) and the incorporation of such reports and documents by reference as an exhibit to the Registration Statement:

•

Reference to the Company’s Feasibility Study of its Twangiza Gold Project in the Company’s press release dated January 26, 2009 entitled “Banro’s Feasibility Study of its Twangiza Gold Project Indicates Gold Production of 320,000 Ounces Per Year at an Average Total Operating Cash Cost of US$274 Per Oz Over First Three Years of Production”.

Date:   February 3, 2009

/s/ Mark Sturgeon Name: Mark Sturgeon Title: Principal Mining Engineer

EXHIBIT 99.14

CONSENT OF H.G. WALDECK

I hereby consent to the use of my name and references to the following reports and documents, in the registration statement on Form F-10 (File No. 333-156055) of Banro Corporation (the “Company”) filed with the United States Securities and Exchange Commission on September 11, 2008 (the “Registration Statement”) and the incorporation of such reports and documents by reference as an exhibit to the Registration Statement:

•

Reference to the Company’s Feasibility Study of its Twangiza Gold Project in the Company’s press release dated January 26, 2009 entitled “Banro’s Feasibility Study of its Twangiza Gold Project Indicates Gold Production of 320,000 Ounces Per Year at an Average Total Operating Cash Cost of US$274 Per Oz Over First Three Years of Production”.

Date:  February 3, 2009

/s/ HG Waldeck Name: H.G. (“Wally”) Waldeck Title: Partner